Exhibit 4.7

CERTAIN IDENTIFIED INFORMATION HAS BEEN EXCLUDED FROM THIS EXHIBIT BECAUSE IT IS BOTH (i) NOT MATERIAL AND (ii) WOULD LIKELY CAUSE COMPETITIVE HARM TO RADCOM LTD. IF PUBLICLY DISCLOSED. OMISSIONS ARE DENOTED IN BRACKETS THROUGHOUT THIS EXHIBIT.

Statement of Work No. 1

This Statement of Work (“SOW”) is entered into by and between Rakuten Mobile, Inc. (“Rakuten”) and RADCOM Ltd. (“RADCOM”) (each of Rakuten and RADCOM a “Party” and collectively the “Parties”) and made effective as of May 22, 2019 (the “Effective Date”).

WHEREAS, the Parties have entered into that certain Master Software and Professional Services Agreement entered into by the Parties and dated May 21, 2019 (“MSPSA”); and

WHEREAS, Rakuten desires to procure and RADCOM desires to perform certain managed services as set forth herein and designed to assist Rakuten with the establishment and operation of its network utilizing RADCOM’s human expertise and systems and solutions designed and implemented by RADCOM; and

WHEREAS, in furtherance thereof and pursuant to the MSPSA, the Parties desire to enter into this SOW.

NOW WHEREFORE, for good and valuable consideration the sufficiency of which is hereby acknowledged, and intending to be legally bound hereby, the Parties agree as follows:

1.	Effect of MSPSA. The Parties acknowledge and agree that this SOW is entered into pursuant to and subject to the MSPSA, which is hereby incorporated herein by reference and made a part hereof. Notwithstanding the foregoing, the Parties acknowledge and agree that in the event of a conflict between this SOW and the MSPSA, the terms and conditions of this SOW will govern.

2.	The Managed Services and Deliverables. Subject to the terms and conditions of this SOW and the MSPSA, RADCOM shall provide to Rakuten the managed services (the “Managed Services”) set forth in Exhibit A (the “Scope of Services”) including all software, documentation, systems and other materials required in furtherance of the performance of the Managed Services and as described in the Scope of Services (collectively, the “Service Deliverables”).

3.	Service Level Agreement. The Managed Services shall be subject to the service level agreement attached hereto as Exhibit B (“SLA”). The Parties acknowledge that the SLA is provided from the Effective Date in lieu of any separate warranty.

4.	Rakuten Obligations. Rakuten acknowledges that the performance of the Managed Services by RADCOM is conditioned on Rakuten’s delivery and performance of its obligations as set forth in Exhibit C (“Rakuten Obligations”).

5.	Consideration and Payment Terms. As full and complete compensation for the performance of the Managed Services, Rakuten shall pay RADCOM the set-up and integration fee and the service fees set forth in Exhibit D (“Service Fee and Payment Terms”) in accordance with the payment terms set forth therein.

6.	Purchase Orders. Within Five (5) business days of execution of The MSPSA and this SOW, buyer shall issue a purchase order to Seller. The Parties acknowledge and agree that purchase orders are issued for administrative purposes only and that no additional terms shall be set forth in the purchase orders. In the event the purchase orders set forth any additional or conflicting terms or conditions, such terms shall be null and void.

7.	Use of Service Deliverables. The Parties acknowledge and agree that the Service Deliverables contain intellectual property of RADCOM and/or its licensors. Rakuten agrees that it shall use the Services Deliverables solely in accordance with the terms of use set forth in Exhibit E (the “Terms of Use”) and that Rakuten does not, by virtue of receiving or paying for the Managed Services, gain any right, title or interest to the Service Deliverables other than a right to use during the Term of this Agreement as set forth in the Terms of Use.

RADCOM Ltd.	Page 1	Statement of Work No. 1
Rakuten Mobile, Inc.

8.	Confidentiality. The Parties hereby acknowledge and agree that Article 8 of the MSPSA applies hereto and that all Service Deliverables and information provided under this SOW shall be deemed Confidential Information thereunder. The Parties further agree that the obligations set forth in Article 8 shall survive the expiration or termination of this SOW for a period of three (3) years.

9.	Delivery. Any Service Deliverables requiring physical delivery will be delivered to Rakuten on DDU (Incoterms © 2010) basis. Rakuten shall be solely responsible for any and all customs and duties incurred in connection with such delivery. Any Service Deliverables which can be delivered electronically shall be delivered by method mutually agreeable to the Parties.

10.	[**]

11.	Term of SOW.

a.	This SOW shall be effective on the Effective Date and shall continue until the date that is [**] thereafter unless earlier terminated in accordance with Paragraph (b) below (the “Initial Term”). This SOW shall thereafter renew automatically for [**] periods (each a “Renewal Period”) unless Rakuten provides written notice to RADCOM of its election not to renew the SOW at least [**] prior to the expiration of the Initial Term or the then effective Renewal Period, as applicable. The Initial Term plus all applicable Renewal Period is the “Term” of this SOW.

b.	The SOW may be terminated for cause by either Party as follows:

i.	In the event that the other Party is in breach of its obligations under this SOW or the MSPSA and has failed to cure such breach within thirty (30) days of notice thereof; provided that such notice period shall be reduced to seven (7) days in the event of a breach the Terms of Use or the other Party’s confidentiality obligations hereunder and under the MSPSA;

ii.	Immediately in the event of an impermissible assignment of this SOW by the other Party;

iii.	Immediately if the other Party makes any assignment for the benefit of creditors or a general arrangement with creditors or commits any act of bankruptcy or files a petition under any bankruptcy or insolvency law, or if such a petition filed against it is not dismissed within sixty (60) days or if the other Party discontinues business or adopts a resolution providing for dissolution or liquidation.

c.	If this SOW is terminated in accordance with Subsection 10.b., neither Party shall have any further obligations under this SOW; provided, however, that Rakuten shall be obligated to pay for any and all Managed Services performed prior to the termination.

12.	Liabilities. EXCEPT FOR ITS INDEMNITY OBLIGATIONS, A BREACH OF CONFIDENTIALITY, A BREACH OF THE TERMS OR USE, WILFUL MISCONDUCT, BREACH OF LAWS, OR FRAUD, IN NO EVENT WILL EITHER PARTY BE LIABLE TO THE OTHER PARTY (OR THE INDEMNIFIED PARTIES OF SUCH PARTY) FOR: (A) ANY INDIRECT, INCIDENTAL, CONSEQUENTIAL, SPECIAL, PUNITIVE OR EXEMPLARY DAMAGES OR LOSSES, INCLUDING LOSS OF USE, LOSS OF OR

RADCOM Ltd.	Page 2	Statement of Work No. 1
Rakuten Mobile, Inc.

DAMAGE TO RECORDS OR DATA, OR LOST REVENUE AND/OR PROFITS, SUSTAINED OR INCURRED REGARDLESS OF THE FORM OF ACTION, WHETHER IN CONTRACT, TORT OR OTHERWISE, INCLUDING NEGLIGENCE, STRICT LIABILITY OR OTHERWISE, AND WHETHER OR NOT SUCH DAMAGES WERE UNFORESEEN AND REGARDLESS OF WHETHER SUCH PARTY HAD RECEIVED NOTICE, OR HAD BEEN ADVISED, OR KNEW OR SHOULD HAVE KNOWN OF THE POSSIBILITY OF SUCH DAMAGES OR LOSSES; OR (B) DIRECT DAMAGES IN EXCESS OF [**].  The Parties acknowledge that the limitation of liability as set out in this clause represents fair allocation of risk and has been taken into consideration in setting the consideration paid under this SOW.

13.	Miscellaneous

a.	Entire agreement. This SOW, including all exhibits and documents incorporated by reference, constitutes the final, complete, and exclusive expression of the Parties’ agreement on the matters contained in this SOW. All prior written and oral negotiations and agreements, and all contemporaneous oral negotiations and agreements, between the Parties on the matters contained in this SOW are expressly superseded by this SOW. The Parties do not intend that the provisions of this SOW be explained, supplemented, or qualified through evidence of trade usage or any prior course of dealings or any course of performance under any prior agreement. There are no conditions precedent to the effectiveness of this SOW other than any expressly stated herein.

b.	Assignments. Neither Party may transfer, assign, novate, mortgage or encumber any of its rights or obligations under this SOW to any third-party at any time whatsoever without the prior written consent of the other party save that each Party may transfer its rights and obligations as a whole to: (a) any third-party as a result of a merger or acquisition; or (b) to any of its wholly owned subsidiaries.

c.	Severability. If any provision of this SOW shall be declared void by competent court, the validity of any other provision and of the entire SOW shall not be affected thereby. Where such a provision is held to be unenforceable, the Parties shall use commercially reasonable endeavors to negotiate and agree upon an enforceable provision which achieves to the greatest extent possible the economic, legal and commercial objectives of the unenforceable provision.

d.	Waiver. The failure at any time of either Party to enforce any of the provisions of this SOW, or any right with respect thereto or to exercise any option herein provided, shall in no way be construed to be a waiver of such provisions, rights or options, or in any way to affect the validity of this SOW.

e.	Notices. Any notices required or authorized to be given hereunder shall be served by hand delivery or by certified letter return receipt requested or by facsimile addressed to RADCOM or Rakuten (as the case may be), at the following addresses:

To RADCOM: RADCOM Ltd. 24 Raoul Wallenberg Street Tel Aviv 6971920 ISRAEL Attention: General Counsel Fax: [**]	To Rakuten: Rakuten Mobile, Inc. 1-14-1 Tamagawa, Rakuten Crimson House, Setagaya, Tokyo 158-0094, Japan Attention: Legal Department E-mail: [**]
f.	No Third-Party Beneficiaries. This SOW shall be to the benefit of RADCOM and Rakuten only.

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Rakuten Mobile, Inc.

g.	Relationship of the Parties. Each Party acts as an independent contractor on its own account and responsibility. Each Party is in no way the agent or legal representative of the other Party and no employee of any Party shall be considered to be an employee of the other Party for any purposes whatsoever. Neither Party is authorized to, and it shall not, assume any obligation of any kind, express or implied, on behalf of the other Party, nor shall it make any representation to anyone contrary to the provisions of this paragraph. Nothing in this SOW is intended to or shall have the effect of constituting a joint venture, co-venture, co-develop agency, partnership, franchise or relationship between the Parties other than as expressly set forth herein.

h.	Amendments. This SOW may not be changed, altered, or amended in any way except in writing signed by a duly authorized representative of each Party.

IN WITNESS WHEREOF, each Party has caused this Statement of Work No. 1 to be executed by its duly authorized representative.

RAKUTEN MOBILE, Inc.		RADCOM Ltd.

By:	/s/ Yoshihisa Yamada	By:	/s/ Yaron Ravkaie
Name:	Yoshihisa Yamada	Name:	Yaron Ravkaie
Title:	Representative Director and President	Title:	CEO

		By:	/s/ Amir Hai
		Name:	Amir Hai
		Title:	CFO

Date:	May 24, 2019	Date:	May 26, 2019

RADCOM Ltd.	Page 4	Statement of Work No. 1
Rakuten Mobile, Inc.

EXHIBIT A:

SCOPE OF SERVICES

I.	General

RADCOM shall provide, during the Term of this SOW, Managed Services which will enable Rakuten to monitor subscriber and network quality of services on Rakuten’s [**] in Japan utilizing RADCOM’s proprietary RADCOM Service Assurance and other platforms as set forth herein.   The Managed Services shall consist of those activities set forth in Paragraph II below.  In support of its performance of the Managed Services, RADCOM shall provide the Service Deliverables set forth in Paragraph II below.

II.	Services

a.	Set-Up and Integration

RADCOM shall perform set-up and integration services to enable the installation of the agreed scope of initial Service Deliverables to Rakuten’s lab and production environments.

Set-up and integration shall be provided as follows, it being acknowledged that the headcount set forth below may be subject to adjustment by RADCOM from time to time as it deems reasonably necessary to ensure the completion of set-up and integration: [**]

b.	Managed Services

RADCOM shall perform, during the Term of this SOW, the following Services: [**]

The objective of the Services shall be to enable Rakuten to implement the following use cases (the “Use Cases”) (each, each as specifically described and at the phase set forth in the RADCOM Network Intelligence – Proposed Scope and Use Cases Document attached hereto as Exhibit F): [**]

c.	Support Services

The Managed Services shall also include local on-site support services (the “Support Services”) which may be provided directly, through subsidiaries, or through subcontractors and shall enable RADCOM to meet the SLA and consist of: [**]

Support Services shall be provided as follows, it being acknowledged that the headcount set forth below may be adjusted from time to time by RADCOM as determined necessary by RADCOM to meet the requirements of the Managed Services: [**]

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Rakuten Mobile, Inc.

III.	Service Deliverables

In order to facilitate the implementation of the Use Cases, RADCOM will provide, the following but not limited to following, Service Deliverables.  Title and ownership to such Service Deliverables shall remain at all times with RADCOM, provided, however, that during the performance of the Managed Services, Rakuten shall have the right to possess and use such Service Deliverables in accordance with the Terms of Use.

A.	Documentation: [**]

B.	Software: [**]

Note: the above list of Service Deliverables subject to update from time to time by RADCOM as determined necessary by RADCOM to meet the requirements of the Managed Services. Post Managed services contract RADCOM shall update/upgrade such deliverable under the “Annual Maintenance Contract (AMC)”.

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Rakuten Mobile, Inc.

EXHIBIT B:

SERVICE LEVEL AGREEMENT

Service Level Table

Please check the applicable Service Level; if no Service Level has been checked, the Services will be provided under the Service Level Silver

[**]

RADCOM Ltd.	Page 7	Statement of Work No. 1
Rakuten Mobile, Inc.

Services Terms and Conditions

These Maintenance and Support Services Terms and Conditions, shall be referred to collectively hereinafter, as this “Agreement”. Customer desires to receive certain maintenance and support services from RADCOM for the Product (the “Services”), all as set forth in this Agreement.

1.	Key Terms. In this Agreement, the following key terms shall have the meaning below, unless the context specifically requires otherwise:

“Business Day” shall mean Monday to Friday during Service Hours, at the applicable Site’s local time, not including public and/or national holidays in the Sites’ territory;

“Bug Fixes/Patch” means any correction of an Error contained in a Product, including through a Software Update developed to alleviate or correct an Error;

“Documentation” means any documents, manuals or release notes concerning a Product that RADCOM provides to Customer;

“Error” a failure or malfunctioning of the Product which prevents it from functioning as specified in the relevant Product’s Documentation;

“Intellectual Property Rights” includes, throughout the world, any copyright, patent rights, trade or service mark, design, trade, business or company name, indication of source or appellation of origin, or other right that is the subject of the Berne Convention for the Protection of Literary and Artistic Works (1886), or any right to registration of such rights;

“Operating Environment” shall mean the Customer’s telecom network and/or communication environment, in connection with which the Product is operating;

“Product” means RADCOM’s hardware and/or software product;

“Site(s)” shall mean those service areas where the Product is deployed;

“Service Hours” means 9:00am to 5:00 pm Monday to Friday, not including public and/or national holidays in the Sites’ territory;

“Service Level Table” means the service level table set forth above;

“Severity Level” means each of the severity levels specified in Section 2.5 below;

“Software Updates” means new versions of the Products’ software made available by RADCOM, which contain Bug Fixes/Patches and/or minor enhancements or improvements, but do not contain significant new features or functionalities;

“Workaround” shall mean a temporary modification to the hardware or software, or a procedure which enables the Product to continue working.

2.	Scope of Maintenance and Support Services

2.1.	Services will be provided during the applicable support coverage window, specified in the Service Level Table.

2.2.	RADCOM will use reasonable commercial efforts, to respond to a Support Incident/Case Response (as defined below), within the applicable response times set in the Service Level Table. Response time shall be measured as the lapsed time between the time Customer was assigned with a trouble ticket by the Customer Support System (as defined below), and the time RADCOM had commenced to support the Error.

2.3.	RADCOM shall use reasonable commercial efforts to correct Errors, by any, or a combination, of the following: Workaround, Bug Fix/Patch, fix incorporated into a future release, answer to question is provided, certain acts are performed in connection with the Product’s physical connectivity and/or interoperability, including reconfiguration, reconnecting, resetting and re-start, and replacing and/or repairing hardware, as further set out in Section 5 below.

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Rakuten Mobile, Inc.

2.4.	RADCOM shall use reasonable commercial efforts, to provide a Workaround within the applicable restoration times set in the Service Level Table, in order to restore the operation of the Product due to configuration and/or hardware Errors (database Errors excluded); Customer is aware, that restoration is subject to Customer maintaining at the applicable Sites spare parts, as agreed with RADCOM in advance.

Restoration time shall be measured as the lapsed time between the time RADCOM had commenced to support the Error and the time RADCOM provided the Workaround.

2.5.	RADCOM’s technical support will assess the severity of the request, and assign a Severity Level as described below:

Severity Level 1: An Error that makes it for Customer impossible to process calls, or if the traffic quality or control for subscriber’s services are severely affected;

Severity Level 2: It is possible to operate the Product, but there is a severe decrease in the Product’s capacity or its functionality, greatly impacting the operational efficacy of Customer’s telecommunication network;

Severity Level 3: An Error that makes the performance or continued performance of one or more significant functions difficult, and that cannot be circumvented or avoided on a temporary basis by the Customer;

Severity Level 4: An Error that is not significant and/or that may be circumvented or avoided on a temporary basis by the Customer.

2.6.	RADCOM shall make available to the Customer from time to time any Software Updates, Workarounds and Bug Fixes/Patch which are available to RADCOM, at no extra charge. If any implementation services will be required to implement such Software Updates they will be at extra charge.

2.7.	RADCOM will provide the Customer with (a) unlimited access to RADCOM’s telephone hot-line and electronic mail address set forth below (the “Customer Support Center”), that allow the Customer to report problems and Errors concerning the Product (the “Support Incidents/Cases”) and (b) Documentation and technical information, which may be distributed periodically.

2.8.	RADCOM shall provide the Customer with unlimited access to a 24/7 Web based online Support System (the “Customer Support System”), which enables the Customer to enter online the details regarding the Support Incident/Case. Customer shall be responsible for opening a Support Incident/Case via the Customer Support System, and for obtaining a trouble ticket; any Support Incident/Case not opened by Customer through the Customer Support System and/or for which a trouble ticket was not assigned, will not be supported and/or serviced. [**]

Errors categorized as Severity Level one and two must additionally, be telephoned into Customer Support Center.

2.9.	Services will be provided by RADCOM from remote. In the event that Customer experiences problems related to the use and/or operation of a Product, and such problems cannot be resolved by RADCOM off-site (i.e. remotely), then subject to RADCOM’s determining that there exists a need for on-site service, RADCOM shall dispatch a Field Service Engineer (“On-Site Engineer”) to Customer’s Site.

2.10.	RADCOM shall use best efforts to provide services not included in the scope set herein, including dispatching an On-Site Engineer as mentioned in Section 2.9 above, based on Time and Material. Notwithstanding the above, On-Site-Engineer for Platinum Service Level shall be provided for no additional cost, such cost shall not include On-Site-Engineer’s traveling and lodging expenses which Customer will reimburse RADCOM for such expenses.

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Rakuten Mobile, Inc.

3.	Designated Personnel

3.1.	Customer will identify those personnel as authorized on its behalf to address RADCOM for support. any request received from a person who is not a Designated Personnel, may not be answered and/or serviced.

3.2.	Designated Personnel must be generally knowledgeable in the Operating Environment, and operation and/or usage of the Product.

3.3.	Designated Personnel shall be responsible for collecting the information from the actual user of the Product on the relevant Site (the: “End User”). Designated Personnel will make reasonable efforts as much as practically possible, to diagnose and solve problems or questions for the Products(s), before contacting RADCOM.

3.4.	Designated Personnel requests shall contain all End User’s information, including names, contacts, phone numbers and email addresses and any insights deduced by the Designated Personnel in their initial investigation of the Error.

4.	Updates, Workarounds and Bug Fixes/Patch.

Software Updates, Workarounds and Bug Fixes/Patch will be generally made available to Customer electronically, from remote; RADCOM will provide instructions for the installation of such Software Updates, Workarounds and Bug Fixes/Patch, and the installation will be conducted by Customer. If any implementation services will be required to implement such Software Updates, Workarounds and Bug Fixes/Patch they will be at extra charge.

5.	Responsibilities of the Customer

5.1.	Customer shall provide RADCOM a remote access by VPN connection which has a two-factor authentication process to the Product, and to the extent necessary or appropriate, to the Operating Environment, in order to allow RADCOM to perform its obligations under this Agreement.

5.2.	Customer will provide a dedicated server as a jump sever that will enable RADCOM to access the performance server and to perform all Services. Customer shall ensure the readiness of the Operating Environment and Authorized Personnel and shall ensure the appropriate conditions required to enable RADCOM to comply with its undertakings hereunder, are met.

5.3.	Customer shall obtain, install and implement the software and related Software Updates and/or Bug Fixes/Patches, made available electronically by RADCOM, in a timely manner.

5.4.	Customer shall provide reasonable assistance as necessary for the performance of the Services, including providing RADCOM with a detailed description of any problems encountered.

5.5.	Customer will have if needed, an Authorized Personnel present and available, when RADCOM provides Services to the Product.

5.6.	Customer shall maintain in good working order, the Operating Environment and any other third-party software and/or hardware required for the proper operation of the Product.

5.7.	Neither the Customer nor anyone else but RADCOM’s authorized personnel shall, without the explicit written permission from RADCOM, under any circumstance (a) cause any damage, alteration or open the Product cover or attempt or replace any hardware, or (b) change, delete, revise or reverse engineer the software.

5.8.	Customer hereby agrees to give RADCOM, such access and assistance as may be necessary, including from remote, for RADCOM to audit Customer’s actual use of the Product, wherever installed, to confirm compliance with the terms and conditions of his purchase agreement of the Product, including the applicable End User License Agreement.

In case Customer is not the end user customer of the Product, Customer shall obtain the written consent of the end user to the above.

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Rakuten Mobile, Inc.

6.	Third Party.

Customer acknowledges that some of the Product’s components (software and/or hardware) may be provided and/or manufactured by third party suppliers of RADCOM; the Services set herein with respect to such components shall be provided subject to the continuous and proper business operation of such suppliers, and subject to their end of life/end of support/end of sale policies (i.e. RADCOM may decide not to provide support services for products which are end of life).

7.	Miscellaneous.

7.1.	RADCOM agrees to provide the Services in a timely and professional manner, and without derogating from any other warranties explicitly stipulated in this Agreement provides no other warranty. RADCOM expressly disclaims any and all warranties concerning the services to be rendered hereunder, whether express or implied, including, without limitation, any warranty of merchantability or fitness for a particular purpose.

7.2.	RADCOM’s obligations herein and the Services, do not include and/or cover Errors, malfunctions, failures or defects which are and/or resulting from any of the following: (i) external to the Products, including if caused by the use of the Product in combination with any other product (software and/or hardware) not originally intended to be used together; (ii) the Product or any part, portion or module thereof is installed in an operating environment other than that originally agreed by RADCOM; (iii) Improper site preparation, or Site or environmental conditions that do not conform to RADCOM’s site and/or Product’s specifications; (iv) alteration, modification, service or repair to the Product, other than by RADCOM’s and/or its authorized sub-contractors’ personnel; (v) Virus, infection, worm or similar malicious code not introduced by RADCOM; (vi) The Products or any part, portion or module thereof, had been disassembled, decompiled, reverse complied, reverse assembled, reverse engineered or otherwise altered by any party without RADCOM’s prior approval; (vii) Putting the Products into good operating condition when caused by conditions that occurred at the elapse of the Products’ initial warranty, as set in the relevant purchase agreement, or before the Products were covered under a service contract; (viii) Neglect, accident, misuse or abuse of the Customer or a third party, including failure by the Customer to follow RADCOM’s installation, operation or maintenance instructions and specifications; (ix) Events not under RADCOM’s control, including force majeure events, water spillage, corrosion, lightning strikes, theft, fire and electricity power; (x) failure of Customer to hold and maintain spare parts agreed between the parties (if and when); (xi) (a) Change in regulation, and/or (b) updates, upgrades, enhancements and changes in the Customer’s network and/or infrastructure and/or Operating Environment.

8.	Relocation and Modifications to the Product

8.1.	If any Product is relocated from a Site, RADCOM will continue to provide the Services to the Product at the new location, if (i) the new location was approved in advance by RADCOM, and (ii) if the Product is re-installed by RADCOM/its authorized personnel (including sub-contractors) or with RADCOM’s approval. The Customer will be invoiced separately for the cost of re-installation and inspection.

8.2.	If Customer requests that modifications be made to the Product or that non-RADCOM’s items or devices be added to the Product, then such modifications or additions and the terms of RADCOM’s service responsibilities in connection therewith shall be subject to a separate agreement between RADCOM and the Customer.

8.3.	Customer will notify RADCOM of any modification to any Product covered under this Agreement. If the modification creates a safety hazard or is likely to cause product malfunction, RADCOM may correct the malfunction at the Customers expense. If the malfunction cannot be corrected to RADCOM’s satisfaction it will be removed from the list of Products serviced under this Agreement without further obligation on RADCOM’s behalf. Notwithstanding anything to the contrary, Customer will bear sole and exclusive liability for any damage and cost with respect to any modification, act or omission performed by anyone other than RADCOM’s authorized personnel.

8.4.	Force Majeure Notwithstanding anything to the contrary, in any event, RADCOM shall not be liable for any failure, damage or cost with respect thereof, or delay in performance hereunder, if such damage, cost, delay or failure is caused by circumstances not subject to the control of RADCOM, including labor disputes, strikes, war, acts of the public enemies, riots, insurrection, civil commotion, statute, ordinance or regulation, governmental authorities, weather (including fire, flood and storm), accident, or any act of God, failure of suppliers or sub-contractors, customs and act or omission of Customer or anyone other than RADCOM’s personnel.

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Rakuten Mobile, Inc.

EXHIBIT C:

RAKUTEN OBLIGATIONS

In order to facilitate RADCOM’s performance of the Managed Services, Rakuten shall provide and will be responsible for the following: [**]

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Rakuten Mobile, Inc.

EXHIBIT D:

SERVICE FEE AND PAYMENT TERMS

I.	Set-up and Integration Fee

Rakuten shall pay a one-time set-up and integration fee of  [**] for services performed to enable the installation of the agreed scope of initial Service Deliverables to Rakuten’s lab and production environments.  The set-up and integration fee shall be invoiced in its entirety upon  [**] and paid as follows.   [**]

II.	Managed Services Fee

The Service Fee for the Managed Services shall  [**] per calendar year plus  [**] per calendar year for Support Services.  The fees set forth in this paragraph shall be, paid  [**] year.

The flat Service Fee shall include the following:

a.	Performance of the services set forth in Paragraph II to Exhibit A;
b.	Delivery of the Service Deliverables set forth in Paragraph III to Exhibit A; and
c.	Updating of the Service Deliverables to current versions as required and, in particular with respect to any software, providing new versions of the Service Deliverables in accordance with RADCOM’s roadmap.

Following is a breakdown of the Managed Services on a line item basis per Use Case.  This breakdown is illustrative only.  The total Service Fee set forth above assumes and is conditioned on the purchase of all Use Cases: [**]

III.	Invoicing

The Service Fee will be invoiced  [**]

IV.	Payment Terms

Payment shall be in accordance with the following terms and conditions:

(1)	Payments shall be made [**]

(2)	Payments shall be made by wire transfer [**]

(3)	The Service Fee is net of all taxes.

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Rakuten Mobile, Inc.

EXHIBIT E:

TERMS OF USE

These Terms of Use set forth the terms and conditions by which Rakuten may use the RADCOM’s Service Deliverables supplied to Rakuten in connection with RADCOM’s performance of the Managed Services.   Use of the Service Deliverables, in any manner other than as specifically permitted herein is prohibited and shall be deemed a breach of the SOW by Rakuten.

Right to Use:

1.	Subject to the terms and conditions of these Terms of Use, and in particular the restrictions set forth in Section 2 and the payment of the Service Fee set forth in the SOW, RADCOM hereby grants to Rakuten a [**]

2.	Except as specifically permitted in these Terms of Use, Rakuten shall not and shall not allow any third-party to:
a.	directly or indirectly, in whole or in part, modify, port, re-engineer, change, translate, reverse engineer, decrypt, decompile, disassemble, reprogram, make error corrections to, create derivative works based on, or otherwise attempt or create, or cause others to attempt or create, or discover, the source code or underlying ideas or algorithms of the Service Deliverables;
b.	remove or alter any trademarks or other proprietary notices, legends, symbols or labels that appear on or in connection with the Service Deliverables including any third-party labels or notices;
c.	use the Service Deliverables for development, or other than in accordance with the terms and conditions of these Terms of Use and for the Purpose;
d.	transfer, assign, sell, market, rent, lease, license, distribute, disclose, pledge, grant or convey any other rights whatsoever in the Service Deliverables or any portion thereof to any third party;
e.	reproduce or make any copy of the Service Deliverables or of any part, portion or module thereof, except for back up or installation purposes only;
f.	use the Service Deliverables for purposes of providing a service bureau, including, without limitation, providing third-party, or third-party application integration or application service provider-type services, or any similar services;
g.	use the Service Deliverables in a manner which competes with the products or services provided by RADCOM;
h.	use, access, evaluate or view the Service Deliverables for the purpose of designing, modifying, or otherwise creating any software program which performs functions identical or similar to the functions performed by the Service Deliverables;
i.	provide externally or to a third party any oral or written communication that describes or summarizes the features, functions or performance characteristics of the Service Deliverables or that compares the Service Deliverables with any of RADCOM’s products or services or any third-party products or services; or
j.	make a public performance or public display of the Service Deliverables.

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3.	RADCOM is hereby granted access and assistance, as may be reasonably necessary for RADCOM to audit Rakuten’s actual use of the Service Deliverables, wherever installed, to confirm compliance with the terms and conditions of these Terms of Use; provided, however, that such audit by RADCOM shall be limited to one (1) time per any rolling twelve (12) month period..

4.	Rakuten acknowledges it is aware that the Service Deliverables include software which may contains third-party software, including open source software (collectively, the “Third-Party Code”), and that RADCOM is obligated to license said Third-Party Code in addition to the terms of these Terms of Use under additional and/or different license terms, which shall be specified by RADCOM to Rakuten in writing from time to time. In the event of a contradiction between the terms and conditions of these Terms of Use and the licenses applicable to the Third-Party Code, such Third-Party Code licenses shall prevail with respect to the usage of the Third-Party Code; provided, however, that RADCOM shall not incorporate Third-Party Code whose licenses prevent Rakuten from using the Service Deliverables as intended.

Intellectual Property Rights

5.	Rakuten acknowledges that its receipt of the Service Deliverables is solely for the purpose of Rakuten’s deriving of benefit from the Managed Services. Rakuten acknowledges that such Service Deliverables contain intellectual property of RADCOM which is proprietary and copyrighted and is licensed under these Terms of Use.

6.	RADCOM and its licensors own all right, Intellectual Property Rights, title and interest in the Service Deliverables, including any Updates, Upgrades, new versions and revisions thereof. For purposes hereof: (i) “Intellectual Property Rights” means all patents (including all reissues, divisions, continuations, and extensions thereof) and patent applications, trade names, trademarks, service marks, logos, trade dress, copyrights, trade secrets, mask works, rights in technology, know-how, rights in content (including performance and synchronization rights), or other intellectual property rights that are in each case protected under the laws of any governmental authority having jurisdiction; (ii) “Updates” means new versions of the Service Deliverables (including software) made available by RADCOM, which contain error corrections, bug fixes and/or patches; and (iii) “Upgrades” means new features or functions of the Service Deliverables (including software), whether contained in or designated as new versions.

7.	The Use Right granted by RADCOM to Rakuten in these Terms of Use confers no title to or ownership interest in the Service Deliverables or in the Intellectual Property Rights thereof. There are no implied licenses in these Terms of Use. RADCOM’s third-party licensors may protect their rights in the Service Deliverables in the event of any infringement or breach of these Terms of Use.

TERMINATION

8.	The Use Right granted hereunder shall be effective as of the Effective Date of the SOW and for the Term thereof; provided, however, that the Use Right shall immediately terminate upon the expiration or termination of the SOW, including as a result of the causes set forth in Section 11(b) to the SOW.

9.	Upon termination of Use Right, for any reason whatsoever, Rakuten shall cease the use of the Service Deliverables and shall promptly deliver to RADCOM all copies thereof. Rakuten shall delete the Service Deliverables including all software and documentation from its systems and shall confirm in writing no later than seven (7) days following the termination of the Use Right that it no longer possesses the Service Deliverables or any part thereof.

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LIMITED WARRANTIES AND LIMITATION OF LIABILITY

10.	RADCOM hereby warrants and represents that it is lawfully entitled to grant the Use Right to the Service Deliverables under the terms of the SOW and these Terms of Use.

11.	EXCEPT AS EXPRESSLY PROVIDED IN THIS SOW OR THESE TERMS OF USE, NO EXPRESS OR IMPLIED WARRANTY IS MADE WITH RESPECT TO ANY RADCOM SERVICE DELIVERABLE, INCLUDING, WITHOUT LIMITATION, ANY IMPLIED WARRANTY OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE AND IN PARTICULAR RADCOM DOES NOT WARRANT THAT THE SOFTWARE SHALL OPERATE ERROR-FREE.

INDEMNITIES

12.	Intellectual Property Indemnity.

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13.	Breach by Rakuten. Rakuten shall be responsible for, and shall indemnify, defend and hold harmless RADCOM, its licensors and its affiliates from and against any and all Liabilities resulting from the failure of RADOM or third-parties for whom it is responsible, whether by act or omission, to comply with these Terms of Use.

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14.	RADCOM Data Security Indemnity. RADCOM shall indemnify and hold Rakuten harmless from any and all Liabilities directly arising out of unauthorized and malicious access to Rakuten’s customer data or network which results solely out of the negligent acts or omissions of RADCOM and/or anyone acting on RADCOM’s behalf.

15.	Notice; Defense Settlement. As a condition to a Party’s indemnification obligations hereunder, the following provisions shall apply to all Liabilities for which an indemnifying Party is obligated to indemnify an indemnified Party under this Agreement (such Liabilities, an “Indemnified Claim”), including the indemnity obligations set forth in this Article 6 and/or addressed elsewhere under this Agreement.

a.	The indemnifying Party’s obligations include payment of reasonable attorney fees (but only after a claim has been formally made by a third-party and the indemnifying Party has received written notice thereof) and direct costs incurred by the indemnified Party in connection with the defense and settlement of any Indemnified Claim.

b.	The indemnified party shall, within fifteen (15) days after the receipt of notice of the commencement of any legal action or of any Indemnified Claim against such Party in respect of which indemnification shall be sought, notify the indemnifying Party with a notice thereof.

c.	The indemnifying Party may, assume the defense thereof of a claim for which notice was provided in accordance with Subparagraph 15(b). After notice from indemnifying Party to such indemnified Party of an election to assume the defense thereof, the indemnifying Party will not be liable to such indemnified Party under this Agreement for any attorney fees or expenses subsequently incurred by such indemnified Party in connection with the defense thereof so long as the indemnifying Party continues to provide such defense, subject to Subparagraph 15(d) below. The indemnified Party shall not prejudice, make any admissions or settle any Indemnified Claim over which the indemnifying Party has not been afforded the opportunity to assume the defense without such indemnifying Party’s approval. The indemnifying Party hereunder shall control the settlement of all indemnified Claims over which it has assumed the defense.

d.	The indemnified Party shall provide reasonable assistance to the indemnifying Party, at the indemnifying Party’s expense, in connection with such legal action or Indemnified Claim. If the indemnifying Party assumes the defense of any such indemnified Claim or legal action, the indemnified Party shall have the right to employ separate counsel in such Indemnified Claim or legal action and participate therein, and the reasonable fees and expenses of such counsel shall be at the expense of such indemnified Party, except that such fees and expenses shall be for the account of the indemnifying Party if: (i) the employment of such counsel has been specifically authorized by the indemnifying Party; or (ii) the named parties to such action (including any impleaded parties) include both such indemnified Party and the indemnifying Party and representation of such indemnified Party and the indemnifying Party by the same counsel would, in the reasonable opinion of the indemnified Party’s counsel, be inappropriate under applicable standards of professional conduct due to actual or potential conflicting interests between them. Notwithstanding anything to the contrary in this Subparagraph 15(d), the indemnified Party shall have the right, at its expense, to retain counsel to monitor and consult with the indemnifying Party’s counsel in connection with any such legal action or Indemnified Claim.

e.	The indemnifying Party shall not settle any Indemnified Claim without the prior consent of the indemnified Parties, which consent may be withheld if the settlement (i) does not completely discharge or release the Indemnified Claim against the indemnified Party, (ii) imposes any restraint or limitation on the applicable indemnified Party’s operations or upon the operation or other use of the Software, or (iii) except with respect to indemnity under Paragraph 12, requires an admission of fault on the part of the Indemnified Party.

16.	Indemnifying Party’s Failure to Defend Indemnified Parties. If any Indemnified Claim arises as to which any indemnity provided for in these Terms of Use may apply, and the indemnifying Party fails to assume the defense of such Indemnified Claim after the receipt of notice as required hereunder, then the indemnified Party against which the Indemnified Claim is made, instituted or commenced may, at the indemnifying Party’s expense, contest, or settle such Indemnified Claim, providing the indemnifying Party with reasonable advance notice of any settlement decision. All costs and expenses incurred by the indemnified Party in connection with any such contest, settlement or payment shall be reimbursed by the indemnifying Party to the indemnified Party promptly following, but not later than thirty (30) days following, the demand therefor.

17.	Limitation on Indemnification. The indemnity, defense and hold harmless obligations set forth in this Agreement shall not apply to any Liabilities to the extent caused by the fault or negligence of the indemnified Party claiming such indemnification.

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EXHIBIT F:

RADCOM NETWORK INTELLIGENCE:

IMPLEMENTATION PHASES AND USE CASES

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